

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2024

Dean A. Manson
Chief Legal Officer and Secretary
DISH Network CORP
EchoStar Corporation
100 Inverness Terrace East
Englewood, Colorado 80112

> **Re: DISH Network CORP**
> **EchoStar Corporation**
> **SC TO-I filed January 16, 2024**
> **File No. 005-46313**

Dear Dean A. Manson:

We have conducted a limited review of your filing for compliance with the tender offer rules. Our comments follow. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your filing.

Schedule TO-I Filed January 16, 2024

Item 4. Terms of the Transaction, page 3

1.   Refer to the following disclosure on page 39 of the Prospectus: "Notwithstanding any other provisions of the exchange offers, EchoStar will not be required to accept for exchange or to exchange the Existing Notes validly tendered (and not validly withdrawn) pursuant to the exchange offers, and may, at its sole discretion, terminate the exchange offers or delay or refrain from accepting for exchange or exchanging the Existing Notes for any reason, including if the General Conditions shall not have been satisfied or waived." Please revise to remove the implication that the exchange offers may be terminated at any time and for any reason and regardless of whether any of the offer conditions have been triggered.

2.   We note the inclusion on page 40 of the Prospectus of a condition that will be triggered by "any general suspension, or limitation on prices for, trading in securities in the United States securities or financial markets." Please revise to explain what would be considered a limitation on prices for securities in the U.S. securities or financial markets.

3.   The disclosure on page 40 of the Prospectus includes a condition that will be triggered by "the commencement of a war, armed hostilities, terrorist acts or other national or international calamity directly *or indirectly* involving the United States" (emphasis added). The broad wording of this offer condition may raise illusory offer concerns under Regulation 14E. Please revise to narrow or qualify this condition by explaining what would constitute "indirect involvement" of the United States, or delete such language. In this regard, we also note a condition that will be triggered by "any epidemic, pandemic or disease outbreak (including the COVID-19 virus or any other highly infectious or contagious disease)."

4.   We note the following disclosure on page 40 of the Prospectus: "These conditions are for our sole benefit and may be asserted by us or may be waived by us, including any action or inaction by us giving rise to any condition, in whole or in part at any time and from time to time, at our sole discretion." All offer conditions must be objective and outside the control of the offeror in order to avoid illusory offer concerns under Regulation 14E. Please revise the language throughout your document relating to the circumstances that may "trigger" an offer condition to avoid the implication that they may be within the Company's control. See Question 101.02 of the Division of Corporation Finance's "Tender Offer Rules and Schedules" Compliance and Disclosure Interpretations. Further, when an offer condition is "triggered," a bidder must promptly notify subject security holders whether it intends to waive that condition and proceed with the offer, or assert the condition and terminate it. Please revise your disclosure accordingly.

5.   Refer to the disclosure on page 45 of the Prospectus that "All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender or withdrawal of Existing Notes in connection with the exchange offers will be determined by us, in our sole discretion, and our determination will be final and binding." Please revise this and similar statements throughout your materials to include a qualifier indicating that stockholders are not foreclosed from challenging your determination in a court of competent jurisdiction.

6.   Refer to the first bullet point on page 44 of the Prospectus stating that a tendering holder "releases and discharges EchoStar, DISH Network, and the trustee of the Existing Notes from any and all claims that the holder may have, now or in the future, arising out of or related to the Existing Notes tendered thereby..." Please revise this statement to comply with Section 29(a) of the Securities Exchange Act of 1934.

General

7.   Please revise the disclosure in the Prospectus to define the term "Spectrum Collateral."

8.   It does not appear that you have provided separate financial statements with respect to the subsidiaries guarantors or summarized financial information of each issuer and guarantor of the guaranteed debt securities pursuant to Rule 13-01 of Regulation S-X. Please note that at the time of its effectiveness, your Registration Statement must comply with the disclosure requirements for subsidiary guarantors set forth in Rules 3-10 and 13-01 of Regulation S-X. Please revise the Registration Statement to include such information or tell us why you believe such information is not required.

9.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act by its terms does not apply to statements made in connection with a tender offer. Please revise the disclosure in the Prospectus accordingly.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-551-3263.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Mergers & Acquisitions